FOR IMMEDIATE RELEASE
January 21, 1997
                                                 Media Contact:  Robert Fort
                                                 (757) 629-2710

NS Chairman Urges Conrail, CSX to Negotiate Balanced Competition Plan
         Goode Reiterates Pledge of $115 in Cash Per Conrail Share

NORFOLK, VA -- Norfolk Southern Corporation (NYSE: NSC) released the following letter sent today by David R. Goode, Chairman, President and Chief Executive Officer of Norfolk Southern, to David M. LeVan, and John W. Snow, Chairman, President and Chief Executive Officer, respectively, of Conrail Inc. and CSX Corporation:

"Dear David and John:

        "The Conrail shareholders' vote last Friday places a responsibility on us to work out a rail structure in the East that will be in the long-term interests of all constituencies served by our companies. I believe that this can be accomplished if we sit down and try.

        "I believe that we can achieve balanced competition in the East with the greatest continuity in existing operations by combining Norfolk Southern and Conrail and providing to a competitor such as CSX its own routes into the Northeast/Mid-Atlantic region from the West and South, so that the result is competing networks of equivalent scope, scale and market access.

        "You have a different, but perhaps not irreconcilable, vision of the 21st century railroad map. Accordingly, we are prepared to enter into discussions with no preconditions other than recognition of our pledge to the Conrail shareholders that Norfolk Southern will only enter into an agreement with Conrail or CSX that gives to Conrail shareholders an all cash offer of $115 per share.

        "I look forward to your reply. Your initiative and our determination are hallmarks of great companies capable of finding a public interest resolution of their differences.

                                                Sincerely,

                                                David (signature)"

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